SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE Act of 1934

For the month of May, 2008.

ORIX Corporation

(Translation of Registrant’s Name into English)

Mita NN Bldg., 4-1-23 Shiba, Minato-Ku, Tokyo, JAPAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒    Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐    No  ☒

Table of Documents Filed

Page
1.	Notice of the 45th Annual General Meeting of Shareholders made public on May 30, 2008.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIX Corporation

Date: May 30, 2008	By	/s/ Haruyuki Urata
Haruyuki Urata
Director
Deputy President
ORIX Corporation

May 30, 2008

Yoshihiko Miyauchi Director Representative Executive Officer ORIX CORPORATION 2-4-1, Hamamatsu-cho Minato-ku, Tokyo Japan

Notice of the 45th Annual General Meeting of Shareholders

ORIX CORPORATION

We cordially invite you to attend the 45th Annual General Meeting of Shareholders of ORIX CORPORATION (“the Company”) to be held as set forth below.

Please note that this English language version of the Notice of the 45th Annual General Meeting of Shareholders is only an extract and translation of the Japanese language original.

Date and Time:		10:00 a.m., June 24, 2008 (Tuesday)

Place:		“Rose Room”
Tokyo Kaikan, 9th Floor
3-2-1, Marunouchi
Chiyoda-ku, Tokyo
Japan

Proposals	1.	Decrease in the Amount of the Legal Reserve

	2.	Amendments to the Articles of Incorporation

	3.	Election of 11 Directors

	4.	Issuance of Stock Acquisition Rights as Stock Options

• In case there are any changes in relation to the reference documents for the General Meeting of Shareholders and the business reports, financial reports and consolidated financial reports, we will post the revised items on our website

(URL:http://www.orix.co.jp/grp/index_e.htm).

Summary of Operating Results:

Consolidated Financial Results for the 45th Fiscal Year prepared in accordance with US GAAP (Generally Accepted Accounting Principles)

(from April 1, 2007 to March 31, 2008)

	45th Fiscal Year	44th Fiscal Year
Revenues (Millions of yen)	1,154,054	1,124,960
Net income (Millions of yen)	169,597	196,506
Earnings per share (yen)	1,860.63	2,177.10
Total assets (Millions of yen)	8,994,970	8,207,187
Shareholders’ equity (Millions of yen)	1,267,917	1,194,234

Notes:

1.	Earnings per share are calculated based on the average number of shares during the 45th Fiscal Year. Any fractional amount of less than one*sen has been rounded up to one sen if it is one-half of one sen or more and been disregarded if it is less than one-half of one sen. Amounts other than earnings per share ending in five hundred thousand yen or more are rounded up to the nearest million yen, and amounts ending in less than five hundred thousand yen are rounded down to the nearest million yen.

2.	In accordance with the Financial Accounting Standards Board’s Statement of Financial Accounting Standards Issue No. 144 (Accounting treatment for depreciation or disposal of long-lived assets), profit and loss from discontinued operations is independently indicated and the operating revenue for the past years pertinent to said operations has been modified.

3.	These amounts do not include consumption tax, etc.

*sen:	Unit of Japanese currency, equivalent to one hundredth of one yen

Proposal 1: Decrease in the Amount of the Legal Reserve

The shareholders are hereby requested to approve the decrease in the amount of the Company’s legal reserve pursuant to the provisions of Article 448(1) of the Company Law and the transfer of the entire amount by which its reserve is decreased to the earned surplus carried forward (Retained Earnings) section of the Company’s balance sheet. This will simplify the net asset section of the Company’s balance sheet and will result in a more clear and easy-to-understand balance sheet, because the Company’s statutory reserve will then still exceed the amount required to be recorded as statutory reserve under applicable laws and regulations. The shareholders are hereby requested to approve this reduction because the Company will maintain capital reserves which exceed the amount of stated capital even after the decrease in the amount of legal reserve.

The amount by which the legal reserve is decreased and the day on which the decrease in the amount of the legal reserve takes effect are as follows:

1.	The amount by which the legal reserve is to be decreased:

Full amount of the legal reserve, equivalent to 2,220,000,000 Yen

It leads the legal reserve to be 0 Yen.

2.	The day on which the decrease in the amount of the legal reserve is to take effect:

August 8, 2008

Proposal 2: Amendments to the Articles of Incorporation

1.	Reason for Amendment

(1)	Change and Addition of Purposes of Business

i) In conjunction with the implementation of the Law for the Partial Amendment of the Securities and Exchange Law (Law No. 65 of 2006) providing that the Securities and Exchange Law (Law No. 25 of 1948) was reorganized into the Financial Instruments and Exchange Law (“FIEL”), the following amendments are proposed to be made to reflect the new provisions of the FIEL.

ii) Amendments are proposed to add certain purposes of business in the Articles of Incorporation in light of the current status of business activities conducted by the Company and its subsidiaries, and for the purpose of clarifying the purposes of business as well as dealing with business diversification including those of the subsidiaries.

(Relating to Article 2 of the proposed amended Articles of Incorporation)

(2)	Change With Regard to Exercising Procedures of Shareholders’ Right

Amendments are proposed to add the provision of the number of proxy holders exercising voting rights at the General Meeting of Shareholders.

(Relating to Article 15 of the proposed amended Articles of Incorporation)

(3)	Partial Changes in the Wording

Amendments are proposed in conjunction with partial re-arrangement of the wording in the Japanese original of the Articles of Incorporation.

(Relating to Articles 2 and 19 of the proposed amended Articles of Incorporation)

2.	Contents of amendments

The contents of the amendments are as follows:

(Changes indicated by underlined text)

Current provisions of the Articles of Incorporation	Provisions of the Articles of Incorporation as proposed to be amended

CHAPTER I. GENERAL PROVISIONS

Article 2 (Purpose)

The purpose of the Company shall be to engage in the following businesses:

(1) lease, purchase and sale (including purchase and sale on an installment basis), maintenance and management of movable property of all types

(2) [Omitted]

(3) lending of money, purchase and sale of claims of all types, payment on behalf of third parties, guarantee and assumption of obligations, and other financial business

(4) holding, investment in, management, purchase and sale of securities

(5) business of investment in and sale of commodities, and advisory service business relating to investment in commodities

(6) securities broker business

(7) trust agreement agency business

(8) business of sale of trust beneficiary rights

(9) [Omitted]

(10) manufacture, processing, repair and sale of furniture, interior goods, transport machinery and equipment, etc.

(11) water transport (Note 1), road transport of cargo and warehousing

(12) transport business using cargo

(13) contracting for construction and civil engineering, and design and supervision thereof

(14) [Omitted]

(15) information services, telecommunications, advertising and publishing business

(16) management of facilities for sports, lodging, medical treatment and social education, etc., management of restaurants, and tour business

(17) [Omitted]

(18) business of dispatching workers to enterprises

(19) [Omitted]

(20) services relating to the collection, transportation and disposal of ordinary waste products and industrial waste products

CHAPTER I. GENERAL PROVISIONS

Article 2 (Purpose)

The purpose of the Company shall be to engage in the following businesses:

(1) lease, purchase and sale (including purchase and sale on an installment basis), maintenance and management of movable property of all types

(2) [No Change]

(3) moneylending business, purchase and sale of claims of all types, payment on behalf of third parties, guarantee and assumption of obligations, and other financial business

(4) holding, investment in, management, purchase and sale of financial instruments such as securities and other investment business

(5) financial instruments and exchange business, financial instruments broker business, trust agreement agency business and advisory service business relating to investment in commodities

[Deleted]

[Moved to (5)]

[Deleted]

(6) [No Change]

(7) manufacture, processing, repair, sale and import and export of furniture, accessory, transport machinery and equipment, daily necessities and miscellaneous goods and other various movable goods

(8) water transportation (Note 1), land transportation and warehousing

[Included in (8)]

(9) contracting for construction, civil engineering and various facilities work, etc. and design, construction and supervision thereof

(10) [No Change]

(11) information processing and providing services, telecommunications, advertising and publishing business

(12) management of various facilities for sports, lodging, restaurant, medical treatment, welfare and training and education, etc., and tour business

(13) [No Change]

(14) business of dispatching workers to enterprises and employment agency business

(15) [No Change]

(16) services relating to the collection, transportation and disposal of ordinary waste products and industrial waste products

[New Provision]

(21) generation of electric power and supply of electricity

(22) brokerage, agency, investigation and consulting services for business relating to any of the preceding items, and pension consulting service

[New Provision]

(23) [Omitted]

(24) investment advisory business relating to real estate, securities and other financial assets

(25) engaging in trust, banking and credit management and collection business operations, as a result of the acquisition of shares in a company engaged in those activities

(26) [Omitted]

[New Provisions]

Article 15 (Vote by Proxy)

A shareholder may exercise his vote by proxy given to another shareholder, who has the right to vote. In such case the shareholder or the proxy (Note 2) must file with the Company a document evidencing his authority.

Article 19 (Person who Convenes Meetings of the Board of Directors and Chairman) (Note 3)

Unless otherwise provided under applicable laws or ordinances, meetings of the Board of Directors shall be convened by the director designated in advance by a resolution of the Board of Directors meeting. Furthermore, the director designated in advance by a resolution of the Board of Directors meeting shall act as a chairman.

ii) If the person determined in accordance with provisions of the preceding paragraph is unable to act, another director shall convene the Board of Directors meeting or act as a chairman, in accordance with the order they are so designated in advance by a resolution of the Board of Directors meeting.

(17) development of environmental arrangement and recycling of various resources (including manufacture and sale of recycled products)

(18) supply and sale of electricity, gas, oil and other energy resources, and the products in relation thereto

(19) provision of various services such as brokerage, recommendation, commission, agency, investigation, research and development, guidance, education and study-support, etc. of business relating to any of the preceding items

(20) consulting service for the business relating to any of the preceding items, pension and other various business

(21) [No Change]

(22) investment advisory and agency business relating to real estate and other assets

(23) engaging in trust, banking, credit management and collection business operations, financial instruments and exchange business and insurance business, as a result of the acquisition of shares in a company engaged in those activities

(24) [No Change]

(25) any and all lawful businesses

Article 15 (Vote by Proxy)

A shareholder may exercise his vote by proxy given to one other shareholder, who has the right to vote. In such case the shareholder or the proxy holder (Note 2) must file with the Company a document evidencing his authority.

Article 19 (Person who Convenes Meetings of the Board of Directors and Chairman) (Note 3)

Unless otherwise provided under applicable laws or ordinances, meetings of the Board of Directors shall be convened by the director designated in advance by a resolution of the Board of Directors meeting. Furthermore, the director designated in advance by a resolution of the Board of Directors meeting shall act as a chairman.

ii) If the person determined in accordance with provisions of the preceding paragraph is unable to act, another director shall convene the Board of Directors meeting or act as a chairman, in accordance with the order they are so designated in advance by a resolution of the Board of Directors meeting.

Note 1: Translation change only

Note 2: Translation change only

Note 3: The amendment reflects the re-arrangement of the wording in the Japanese language original.

Proposal 3: Election of 11 Directors

The terms of office of all directors will expire at the conclusion of this Annual General Meeting of Shareholders.

Consequently, the shareholders are requested to elect 11 directors.

Candidates for the 11 director positions are as follows:

No.	Name (Date of Birth)	Current Position
1	Yoshihiko Miyauchi (Sep. 13, 1935)	Director, Representative Executive Officer, Chairman and Chief Executive Officer, ORIX Corporation

2	Yasuhiko Fujiki (Nov. 27, 1945)	Director, Vice Chairman and Chief Financial Officer, ORIX Corporation

3	Yukio Yanase (Jun. 15, 1944)	Director, Representative Executive Officer, President and Chief Operating Officer, ORIX Corporation

4	Hiroaki Nishina (Sep. 18, 1944)	Director, Deputy President Head of Real Estate Business Headquarters, ORIX Corporation

5	Haruyuki Urata (Nov. 8, 1954)	Director Deputy President, Responsible for Overseas Activities, Office of the President Corporate Planning Office, ORIX Corporation

6	Kazuo Kojima (Jul. 5, 1956)	Corporate Executive Vice President Head of Investment Banking Headquarters, Responsible for Securitized Products Office, ORIX Corporation

7	Yoshinori Yokoyama (Sep. 16, 1942)	Director, ORIX Corporation, Director, Sumitomo Mitsui Financial Group, Inc Director, Sumitomo Mitsui Banking Corporation

8	Paul Sheard (Nov. 25, 1954)	Director, ORIX Corporation Managing Director & Global Chief Economist, Lehman Brothers, Inc.

9	Hirotaka Takeuchi (Oct. 16, 1946)	Director, ORIX Corporation, Dean, Hitotsubashi University Graduate School of International Corporate Strategy Director, Trend Micro, Incorporated.

10	Takeshi Sasaki (Jul. 15, 1942)	Director, ORIX Corporation, Director, Toshiba Corporation, Director, East Japan Railway Company Professor, Gakushuin University, Faculty of Law, Department of Political Studies

11	Teruo Ozaki (Dec. 29, 1944)	Director, ORIX Corporation, Head, Certified Public Accountant, Teruo Ozaki & Co., Corporate Auditor, Kirin Holdings Company, Limited, Corporate Auditor, Tokai Rubber Industries, Ltd., Director, The Bank of Tokyo-Mitsubishi UFJ, Ltd Director, DAIKYO INCORPORATED.

Note:

1.

Each of Yoshinori Yokoyama, Paul Sheard, Hirotaka Takeuchi, Takeshi Sasaki and Teruo Ozaki is a candidate for Outside Directors. The following list sets forth the basis for each such candidate’s candidacy for appointment as an Outside Director, and the length of Outside Director’s term in office at the conclusion of this General Meeting of Shareholders, and participation in meetings of Board of Directors and Audit Committee held during the 45th Fiscal Year.

Name	Length of term in office as an Outside Director and participation in meetings of Board of Directors and Audit Committee	Basis for candidacy for appointment as an Outside Director
Yoshinori Yokoyama	Six years at the conclusion of this General Meeting of Shareholders Participated in 7 out of 8 meetings of the Board of Directors; and all 8 meetings of Audit Committee	Yoshinori Yokoyama is a candidate for Outside Director. He successively served as director and served other positions at McKinsey & Company, Inc. He has a wealth of experience and knowledge as a business consultant, and is independent from the management engaged in the operations. As Chairman of the Compensation Committee, he contributed to the Company by leading discussions and deliberations on compensation structures and compensation levels which provide appropriate incentives to focus on performance of the subject fiscal year as well as mid to long term effects.
Paul Sheard	Five years at the conclusion of this General Meeting of Shareholders Participated in all 8 meetings of the Board of Directors (Not a member of Audit Committee)	Mr. Paul Sheard is a candidate for Outside Director. He serves as a global chief economist of Lehman Brothers, Inc., is knowledgeable in the environment and the events surrounding the company management in and outside of Japan, and is independent from the management engaged in the operations. He contributed to the Company by participating suitably in discussions and deliberations from a comprehensive perspective.
Hirotaka Takeuchi	Four years at the conclusion of this General Meeting of Shareholders (*) Participated in all 8 meetings of the Board of Directors; and all 8 meetings of Audit Committee	Mr. Hirotaka Takeuchi is a candidate for Outside Director. While he has not been involved in corporate management except as an Outside Director and Outside Corporate Auditor, he serves as the Dean of Hitotsubashi University Graduate School of International Corporate Strategy, is knowledgeable in the areas of corporate strategy, and is independent from the management engaged in the operations. As Chairman of the Nominating Committee, he contributed to the Company by leading discussions and deliberations on members of the Board of Directors and executive officers suitable for the Company’s business operations.
Takeshi Sasaki

Two years at the conclusion of this General Meeting of Shareholders

Participated in 7 out of

8 meetings of

the Board of Directors;

and 5 out of 6 meetings of

Audit Committee held after

his assumption of office in

June, 2007

Mr. Takeshi Sasaki is a candidate for Outside Director. While he has not been involved in corporate management except as an Outside Director, he served successively as the President of the University of Tokyo and the President of the Japan Association of National Universities (currently, incorporated), etc. He has a wealth of experience in university reform, etc., is knowledgeable in a wide range of issues in politics and society in general that affect the company’s management, and is independent from the management engaged in the operations. He contributed to the Company by pointing out essential issues at discussions and deliberations.
Teruo Ozaki	Two years at the conclusion of this General Meeting of Shareholders Participated in all 8 meetings of the Board of Directors; and all 8 meetings of Audit Committee	Mr. Teruo Ozaki is a candidate for Outside Director because he is served as vice president of Asahi & Co (presently KPMG AZSA & Co), etc. and has a wealth of experience as a certified public accountant through serving as corporate auditor and director of other companies. He has in-depth knowledge as a financial expert required under Sarbanes-Oxley Act in the US (“SOX Act”), and is independent from the management engaged in the operations. As Chairman of Audit Committee, he contributed to the Company by receiving periodic reports from the Company’s internal audit unit in addition to Audit Committee, and he directly conducted hearings of responsible people at significant business units regarding the awareness and control approach of the risk, as well as progress in new business. Also, he evaluated and checked the effectiveness of the Company’s internal control system.

(*) Mr. Hirotaka Takeuchi had been a Corporate Auditor of the Company for three years of the term before assumption as Outside Director in June, 2004.

2.	During the term in office from the last preceding appointment of the candidates for Outside Director to date, there have been no incidents at the Company involving violations of laws and regulations, Articles of Incorporation and/or any other inappropriate conduct of business.

3.	To the Company’s knowledge, during the past five years at the other companies at which the candidates for Outside Director served as directors, executive officers or corporate auditors, the following violations of laws, regulations, etc. and/or inappropriate conduct of business have taken place, the following preventive actions have been taken, and the following actions have been taken after such violations. Other than the following candidate, there are no incidents for other candidates.

The Bank of Tokyo-Mitsubishi UFJ, Ltd., where Mr. Teruo Ozaki has assumed an office of outside director, received a business improvement administrative order from the relevant government agencies in June, 2007 in connection with the management control, compliance with laws and regulations and internal control system, etc. of overseas business and investment trust sales, etc., in February, 2007 for conducting transactions problematic from compliance control perspective at the business locations for corporate customers since the time it was conducted by former UFJ Bank Limited, and in December, 2006, regarding anti-money laundering measures in the U.S.

Mr. Ozaki was not aware of any of the incidents until he received the reports, and participated in deliberations by stating the importance of compliance with laws and regulations. In addition, after the revelation of the facts, he received reports on the outcome of the investigations at the meetings of the Board of Directors, etc, oversaw the formulation of the business improvement plans, and is exerting efforts to thoroughly implement the internal controls at the Bank of Tokyo-Mitsubishi UFJ, Ltd.

4.	To the Company’s knowledge, none of the candidates for Outside Directors

(1)	is engaged in the operations of specially related business entities of the Company.

(2)	has plans to receive any material compensation or other properties (except for compensation as a director, etc.) from the Company or from its specially related business entities, and has received such compensation during the past two years.

(3)	is a spouse or relative within the third degree of relationship of any person who is engaged in the business operations of the Company or its specially related business entities.

(4)	has been in the operations of specially related business entities of the Company for the past five years.

(5)	has served as Outside Director, Corporate Auditor or executive officer of companies with which the Company merged etc. during the past two years.

5.	If a candidate for Outside Director is appointed as director, the Company plans to execute with each Outside Director an agreement regarding limitation on liability which will limit his/her liability for damages pursuant to Article 423, Paragraph 1 of the Company Law. The maximum amount of liabilities provided in such agreement will be equal to the Minimum Liability Amount set forth in Article 425, Paragraph 1 of the Company Law.

6.	There are no specific comments or objections from the candidates for Outside Directors regarding the statements made above.

7.	The Nominating Committee established ‘Requirements for Independent Directors’ as set forth below, and all candidates for Outside Directors meet these requirements.

(1)	A candidate or his/her family member(*) does not currently receive a material amount (i.e. 10 million yen or more a year) of compensation (as to his/her family member, except for compensation as an employee) from the Company or its subsidiaries except for compensation as a director.

(2)	A candidate or his/her family member(*) is not a major shareholder of the Company (i.e. a shareholder holding 10 % or more of all issued shares) or a person representing the interests of any such major shareholder.

(3)	A candidate is not an executive officer etc. or an employee of the Company or its subsidiaries. Furthermore, his/her family member(*) is not an executive officer etc. of the Company or its subsidiaries. If candidates or his/her family member was so in the past, five years or more have passed since his/her resignation or retirement.

(4)	There is no overlapping of directors between a company to which the candidate belongs as an executive officer etc. and the Company. “Overlapping” means a situation where the Company or its subsidiaries’ executive officers, etc. serve as directors at a company where a candidate serves as an executive officer etc., and the candidate becomes a director of the Company.

(5)	There are no matters that may lead to a material conflict of interest in performing his/her duties as director or special interest relationship that may affect his/her decision making.

(* His/her family member means his/her spouse, biological relatives or relatives by marriage within the second degree of relationship or other relatives who reside with him/her.)

Proposal 4: Issuance of Stock Acquisition Rights as Stock Options

The shareholders are hereby requested to approve the delegation by the shareholders meeting of the Company to the Board of Directors of determination on matters concerning offering of stock acquisition rights to be issued as stock options to employees of the Company (please refer to 2. below), directors and employees of subsidiaries of the Company and of other companies that have a shareholding relationship with the Company, such as companies affiliated with the Company(hereinafter collectively referred to as the “Subsidiaries etc. of the Company”), in accordance with Articles 236, 238 and 239 of the Company Law:

1.	The reason for the need to offer persons who acquire the stock acquisition rights under particularly advantageous terms:

To further enhance the motivation of the employees of the Company (please refer to 2. below) and the directors and employees of the Subsidiaries etc. of the Company to achieve better business results and to boost further their morale, and to further increase corporate value of the Company, the Company wishes to issue stock acquisition rights as stock options to the persons to be allocated stock acquisition rights referred in 2 below, as summarized in 3 below.

2.	Persons to be allocated stock acquisition rights:

Employees of the Company and directors and employees of the Subsidiaries etc. of the Company.

The employees of the Company referred to above include persons who overlap as directors, corporate auditors or employees of the Subsidiaries etc. of the Company.

3.	Summary of issuance of stock acquisition rights (the content and the maximum number, etc. of the stock acquisition rights, matters concerning offering of which may be determined by the Board of Directors pursuant to the delegation by this General Meeting of Shareholders)

(1)	Type and number of shares to be issued pursuant to the grant of stock acquisition rights

The number of shares to be issued shall be 10 shares per unit of the stock acquisition rights. If the Company effects a share split (including allocation of shares for free, hereinafter the same) or reverse share split, which becomes effective after the conclusion of this Annual General Meeting of Shareholders, the number of shares to be issued per unit of the stock acquisition rights (hereinafter referred to as the “Number of Shares Granted”) shall be adjusted according to the following formula; provided, however, that such adjustment shall be made only to the Number of Shares Granted that have not been exercised at the time of the share split or reverse share split, and any fractional amount of less than one share resulting from such calculation shall be disregarded.

Number of Shares		Number of Shares		Ratio of share split
Granted after adjustment	=	Granted before adjustment	x	or reverse share split

In the event that the Company effects a merger, demerger, share-swap or share-transfer, which becomes effective after the conclusion of this Annual General Meeting of Shareholders, or that other inevitable reasons occur, the Number of Shares Granted shall be adjusted to the extent reasonable.

(2)	The maximum number of stock acquisition rights

The maximum number of stock acquisition rights to be issued shall be 12,200 units. The total number of shares to be issued or transferred upon exercise of the stock acquisition rights shall not exceed 122,000 ordinary shares of the Company, provided, however, that if the adjustment to the Number of Shares Granted set forth in 3 (1) above has been made, the total number of shares to be issued or transferred upon exercise of the stock acquisition rights shall be adjusted as well.

(3)	Whether it is necessary to make monetary payment in exchange for stock acquisition rights

Monetary payment is not required in exchange for the stock acquisition rights.

(4)	Value of property to be invested at the time of exercising stock acquisition rights and method used for its calculation

The value of property to be invested into the Company at the time of exercising one unit of the stock acquisition rights shall be the product of the amount to be paid in at the time of exercising stock acquisition rights per share to be determined by description below (hereinafter referred to as the “Exercise Price”), multiplied by the Number of Shares Granted set forth in 3 (1) above.

The Exercise Price shall be equal to the average of the closing prices of ordinary shares of the Company traded on the Tokyo Stock Exchange on each of the 30 trading days (excluding days on which no trading is made) commencing on the 45th trading day preceding the date on which the Exercise Price is determined, i.e., one day before the allocation day, with fractional amounts of less than one yen to be rounded up to one yen; provided, however, that if the price so calculated is less than the closing price on the date that the Exercise Price is determined (or if there is no closing price on that day, the closing price on the closest trading day preceding the date when the Exercise Price is determined), the Exercise Price shall be such closing price.

In the event that there is a share split or a reverse share split, which becomes effective after the conclusion of this Annual General Meeting of Shareholders, the Exercise Price shall be adjusted in accordance with the following formula, and any fractional amount of less than one yen resulting from such adjustment shall be rounded up to one yen.

Exercise Price		Exercise Price
after	=	before	x	1
adjustment		adjustment		Ratio of share split or reverse share split

In the event that the Company issues shares or disposes of treasury stock at a price less than the then-current market price after the conclusion of this Annual General Meeting of Shareholders excluding instances of transfers of treasury stock under Article 210-2 Paragraph 2 of the former Commercial Code (Law No. 56 of 1997), exercise of the former warrants under the provisions of Articles 280-19 of the former Commercial Code, and exercise of stock acquisition rights (including those attached to bonds with stock acquisition rights) under Articles 280-20 and 280-21 of the former Commercial Code (Law No. 128 of 2001) and Articles 236, 238, 239 and 240 of the Company Law (Law No. 86 of 2005)), the Exercise Price per share shall be adjusted in accordance with the following formula, and any fractional amount of less than one yen resulting from such adjustment shall be rounded up to one yen.

Number of newly
						issued shares	x	Amount paid for one share
Exercise Price		Exercise Price		Number of shares	+
after	=	before	x	already issued		Share price before the issuance of new shares
adjustment		adjustment		Number of shares		Number of newly
				already issued	+	issued shares

The “Number of shares already issued” in the formula above shall be the number of shares that is the balance that remains after deducting the number of shares held by the Company from the total number of shares issued, and in the event that the Company disposes of treasury stock, the “number of newly issued shares” shall be replaced with “number of treasury stock to be disposed of.”

In addition, in the event that the Company effects a merger, demerger, share-swap or share-transfer, which becomes effective after the conclusion of this Annual General Meeting of Shareholders, or that other inevitable reasons occur, the Exercise Price shall be adjusted to the extent reasonable.

(5)	The period to be allowed for exercising stock acquisition rights

The period to be allowed for exercising stock acquisition rights shall commence on the day which is 2 years after the date on which matters concerning offering of stock acquisition rights are determined by the executive officer of the Company who has been delegated by the Board of Directors of the Company (hereinafter referred to as the “Commencement Date”) through June 24, 2018; provided, however, that if a person to whom the stock acquisition rights have been allocated (hereinafter referred to as the “Person with Stock Acquisition Rights”) no longer holds his/her status as any of a director, executive officer, corporate auditor, or employee of the Company or the Subsidiaries, etc. of the Company on or before the Commencement Date, such person may exercise his/her stock acquisition rights, beginning on the day after he/she loses his/her status.

(6)	Terms of exercise of stock acquisition rights

i)	The stock acquisition rights may be exercised no more than one year after the date on which a Person with Stock Acquisition Rights ceases to be any of a director, executive officer, corporate auditor, or employee of the Company or the Subsidiaries, etc. of the Company.

ii)	The stock acquisition rights may not be exercised by any Person with Stock Acquisition Rights, if at the time of exercise, there are grounds for his/her disqualification, dismissal or removal from any of his/her positions as a director, executive officer, corporate auditor or employee of the Company or the Subsidiaries, etc. of the Company, under the Company Law or other applicable laws or ordinances of Japan and/or other jurisdictions, or internal rules and regulations of the Company or the Subsidiaries, etc. of the Company, or if the person is in violation of such laws or ordinances or in substantial violation of the internal rules or regulations; provided, however, that this shall not apply in the event that the Company determines that it would be appropriate to approve the exercise of the stock acquisition rights by taking into consideration the level of contribution made in the past by the relevant Person with Stock Acquisition Rights, in order to improve the business performance of the Company or the Subsidiaries, etc. of the Company, as well as taking into consideration the details of the reason for the disqualification, dismissal or removal, or the violation concerned, and the situation in the context of cure or cessation thereof.

iii)	If a Person with Stock Acquisition Rights exercises the stock acquisition rights on or before the Commencement Date, in accordance with the proviso of 3(5) above, the person must not have resigned from his/her position as an employee for his/her personal reasons at the time of exercising the stock acquisition rights.

iv)	A Person with Stock Acquisition Rights shall not in any event pledge, assign for security purpose, or otherwise encumber or dispose of in any other way the stock acquisition rights.

v)	A Person with Stock Acquisition Rights and his/her heir shall exercise his/her stock acquisition rights in accordance with the agreement for allocation of stock acquisition rights provided for in vi) below.

vi)	Other terms shall be stipulated in an agreement for allocation of stock acquisition rights, to be executed by the Company and a Person with Stock Acquisition Rights.

vii)	If a Person with Stock Acquisition Rights no longer satisfies any of the terms of exercise of stock acquisition rights provided for in i) through vi) above, the stock acquisition rights held by the Person with Stock Acquisition Rights shall be forfeited in accordance with Article 287 of the Company Law.

(7)	Reason for Acquisition of stock acquisition rights

i)	In the event that a proposal for approval of merger agreement pursuant to which the Company becomes a non-surviving company, a proposal for approval of absorption-type demerger agreement or incorporation-type demerger plan pursuant to which the Company becomes a company to be demerged, or a proposal for approval of share-swap agreement or share-transfer plan pursuant to which the Company becomes a wholly-owned subsidiary company is approved by the General Meeting of Shareholders of the Company (if the approval by the resolution of the General Meeting of Shareholders of the Company is not required, where the Board of Directors of the Company or an executive officer who has been delegated by the Board of Directors of the Company decides on the contents of such agreements or plans), then the Company may acquire the stock acquisition rights at no cost to the Company as of the day separately designated by the Board of Directors of the Company or the executive officer of the Company who has been delegated by the Board of Directors.

ii)	In the event that a Person with Stock Acquisition Rights waives all or part of such Person’s stock acquisition rights, the Company may acquire the stock acquisition rights at no cost to the Company.

(8)	Restriction on Acquisition of stock acquisition rights by assignment

Approval of the Board of Directors of the Company is required for acquisition of stock acquisition rights by assignment.

(9)	Necessary adjustments and changes as to conditions for the exercise of stock acquisition rights, including the shortening of the period where stock acquisition rights can be exercised in an organizational restructuring such as a merger

In the event that there is a merger, demerger, share-swap, share-transfer or other organizational restructuring provided under the Company Law that takes effect after the conclusion of this General Meeting of Shareholders, or in the event that there are any amendments or repeals of related laws and regulations, the Board of Directors of the Company or the executive officer of the Company who has been delegated by the Board of Directors may, pursuant to 3 (1) and (4) above, restrict the exercise of stock acquisition rights by shortening the period of time where stock acquisition rights can be exercised and by making other necessary adjustments or changes as to the conditions for the exercise of stock acquisition rights to a reasonable extent.

(10)	Matters regarding capital and capital reserve to be increased when shares are issued by exercise of stock acquisition rights

i)	The amount of capital to be increased when shares are issued by exercise of stock acquisition rights shall be the amount equivalent to one-half of the limit amount for increase of capital, etc. calculated in accordance with Article 40 Paragraph 1 of the Company Accounting Regulations and any fractional amount of less than one yen resulting from such calculation shall be rounded up to one yen.

ii)	The capital reserve to be increased when shares are issued by exercise of stock acquisition rights shall be the balance that remains after deducting the amount of capital to be increased provided for in i) above from the limit amount for increase of capital, etc. provided in i) above.

*12,200 units, the maximum number of stock acquisition rights set forth in 3 (2) above (the maximum number of ordinary shares to be granted by exercise of stock acquisition rights are 122,000 shares) shall be equivalent to 0.13% of total 92,193,067 shares issued as of the end of March 2008 fiscal year.

If 4,000 units (the maximum number of ordinary shares to be granted by exercise of stock acquisition rights are 40,000 shares), the maximum number of stock acquisition rights as stock options to be granted to directors and executive officers of the Company, subject to the approval of Compensation Committee of the Company to be held after this General Meeting of Shareholders as a part of individual compensation, etc., are added, the total will be equivalent to 0.18% of 92,193,067 shares above.